EXHIBIT 99.1

Press Release Dated August 30, 2012

Suncor Energy to present at the 2012 Barclays Capital CEO Energy-Power Conference

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to present at the 2012 Barclays Capital CEO Energy-Power Conference

Calgary, Alberta (August 30, 2012) – Steve Williams, president and chief executive officer of Suncor Energy will present at the Barclays Capital CEO Energy-Power Conference on Tuesday, September 4 at 3:45 p.m. ET.

A webcast of the presentation will be available at www.suncor.com/webcasts.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com